Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

August 24, 2009

Market improvement supports Crofton pulp mill restart

Richmond, BC – Catalyst Paper (TSX:CTL) today announced that it will restart one line of pulp production at its Crofton NBSK kraft mill on Vancouver Island, given improved market conditions. The kraft pulp mill was indefinitely curtailed in February of this year – removing approximately 400,000 tonnes of annual capacity.

“Pulp markets have improved in recent weeks with stronger demand and pricing,” said Richard Garneau, president and chief executive officer. “Better markets enable the restart on one of the two lines of our kraft mill. But chip supply is limited and fibre availability is expected to remain challenging through the balance of this year.”

The restart is scheduled for early October and will result in 104 employees being recalled from layoff. Restart on the one line will add 210,000 tonnes of pulp capacity on an annualized basis. Production will continue as long as markets, mill costs, and fibre availability support it.

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With six mills strategically located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 2.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL. Catalyst is listed on the Jantzi Social Index® and is ranked by Corporate Knights as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain matters described in this release are forward-looking, including statements with respect to market demand, fibre availability and production intentions. These forward-looking statements reflect management’s current views and are based on certain assumptions as to economic conditions and other factors management believes are appropriate. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.

For more information:
Lyn Brown
Vice-President, Corporate Relations
604-247-4713